UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 11-K

                               ------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark one)

[X]  ANNUAL report pursuant to section 15(d) of the Securities Exchange Act of
     1934

     For Fiscal year ended December 31, 2003

                                       or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act (No fee required)

             For the transition period from _________ to ___________

Commission file number 001-10533


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       RIO TINTO AMERICA INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England

                       RIO TINTO AMERICA INC. SAVINGS PLAN



                                    CONTENTS

Report of Independent Registered Public Accounting Firm .......................3

Financial Statements:

     Statement of Assets Available
        for Benefits...........................................................4

     Statement of Changes in Assets
        Available for Benefits.................................................5

     Notes to Financial Statements........................................6 - 12

Supplemental Schedule:

     Schedule H, line 4i - Schedule of Assets Held for Investment
        Purposes at December 31, 2003.........................................14


Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Rio Tinto America Inc. Savings Plan.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of The Rio Tinto America Inc. Savings Plan


In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Rio Tinto America Inc. Savings Plan (the "Plan") at December 31, 2003, and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Salt Lake City, Utah
September 23, 2005

                       RIO TINTO AMERICA INC. SAVINGS PLAN

                   Statement of Assets Available for Benefits
                             As of December 31, 2003



                                                                2003
                                                          ---------------

Assets
-----------

Investments                                               $  365,814,328
                                                          ---------------

Receivables:
      Employee Contributions                                      42,809
      Employer Contributions                                      23,338
                                                          ---------------
                                                                  66,147
                                                          ---------------

Assets available for benefits                             $  365,880,475
                                                          ===============





    The accompanying notes are an integral part of the financial statements
                                  Page 4 of 17

                       RIO TINTO AMERICA INC. SAVINGS PLAN


             Statement of Changes in Assets Available for Benefits
                      For the Year ended December 31, 2003


                                                                2003
                                                          ---------------

Additions:

    Transfers in:
      Transfer from the Kennectott
        Savings and Investment Plan                       $  221,535,778
      Transfer from the U.S. Borax Inc.
        Thrift Plan for Salaried Employees                    69,256,942
      Transfer from the U.S. Borax Inc.
        401(k) plan for Hourly Employees                          48,154
      Transfer from the Luzenac America, Inc.
        Investment Savings Plan                               17,072,680
                                                          ---------------

           Total transfers in                                307,913,554
                                                          ---------------

    Investment income:
      Interest and dividends                                   8,931,005
      Net appreciation in fair value of investments           52,022,890
                                                          ---------------

           Total investment income                            60,953,895
                                                          ---------------

    Contributions:
      Employee contributions                                  18,741,384
      Employer contributions                                   9,913,245
                                                          ---------------

           Total contributions                                28,654,629
                                                          ---------------

    Deductions:
      Administrative fees                                       (108,679)
      Benefits paid to participants                          (31,532,924)
                                                          ---------------

        Total deductions                                     (31,641,603)
                                                          ---------------

        Net increase                                         365,880,475

Assets available for benefits
    Beginning of year                                                  -
                                                          ---------------
    End of year                                           $  365,880,475
                                                          ===============

    The accompanying notes are an integral part of the financial statements

                       RIO TINTO AMERICA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         The financial statements of the Rio Tinto America Inc. Savings Plan (the Plan) have been prepared on the accrual basis of accounting.

         The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

         Use of Estimates - The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         Risks And Uncertainties - The Plan provides for various investment options, in any combination of stocks, bonds, mutual funds and other investment securities as designated by the employee. Investment securities are exposed to various risks, such as interest rate and market fluctuations and credit risk. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term. Such changes could materially affect participants' account balances and the amounts reported in the statement of assets available for benefits.

         Payment of Benefits - Benefits are recorded when paid.

         Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except for its insurance contracts, which are valued at contract value (Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

2.       DESCRIPTION OF THE PLAN
         -----------------------

         The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary Plan description, "Rio Tinto America Savings Plan," which provides a detailed discussion of the Plan, benefits and vesting of participants.

                       RIO TINTO AMERICA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

2.       DESCRIPTION OF THE PLAN, (continued)
         ------------------------------------

         General - The Plan was created effective January 1, 2003, by a merger of the Kennecott Savings and Investment Plan, the U.S. Borax Inc. Thrift Plan for Salaried Employees, and the Luzenac America Inc. Investment Savings Plan. Effective January 1, 2003, the assets of these plans, which totaled $307,913,554, were transferred to the Plan. The Plan is a defined contribution plan covering all non-represented employees of Rio Tinto America Inc. and Participating Companies (collectively the Company), as defined in the Plan. In addition, the Plan covers the Luzenac America Inc. represented hourly employees at Three Forks and Windsor. Rio Tinto America Inc. is an indirect wholly-owned subsidiary of Rio Tinto plc. Rio Tinto plc and Rio Tinto Limited entered into a dual listed companies merger in 1995 with the effect that the two companies operate as one business organization. All eligible full-time employees of the Company can participate in the Plan immediately upon employment. All temporary and part-time employees are eligible after completing 1,000 hours during a 12-month period.

         Contributions - An eligible employee may make a contribution of 1% to 50% of his/her salary on a before-tax basis via payroll deduction up to a maximum of $12,000 for 2003. Eligible employees may also contribute on an after-tax basis from 1% to 50% of their eligible salary. Total before-tax and after-tax contributions may not exceed 50% of eligible salary. Contributions are allocated among 17 funds in 2003, as designated by the employee. For all locations other than Luzenac America Inc., the Company matches employee contributions dollar for dollar up to 6% of base pay. For Luzenac America Inc. salaried and non-represented hourly employees, the Company matches 70 cents for every dollar up to 6% of base pay. For Luzenac America Inc. represented employees at Three Forks, the Company matched 40 cents for every dollar up to 6% of base pay prior to August 1, 2003, and 45 cents for every dollar up to 6% of base pay on or after August 1, 2003. For Luzenac America Inc. represented employees at Windsor; the Company matches 25 cents for every dollar up to 6% of base pay. The Company match is invested in the same manner as the employee's contributions.

         Participant Accounts - Each participant's investment account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Loans - Participants may borrow against their account balances. The amount of the loan may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. A participant may not request a loan for less than $1,000 and may not have more than two loans outstanding from the Plan. All loans are collateralized by 50% of the participant's vested account balance. Interest is charged on loans at a rate equal to the prime rate (4.00% at December 31, 2003) plus one percent. Repayment is made through payroll deductions and the term of repayment may not be greater than ten years.

                       RIO TINTO AMERICA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

2.       DESCRIPTION OF THE PLAN, (continued)
         ------------------------------------

         Vesting - Participants who were active at the time the prior plans were merged into the Plan, and all employees who become participants after January 1, 2003, are immediately vested in their voluntary contributions, the Company match contribution and any actual earnings thereon. Participants of prior plans who terminated prior to establishment of the Plan and who were not yet vested in the Company match contributions in the prior plan when their accounts were merged into the Plan, will not vest in those contributions unless they are re-employed by the Company.

         Payment of Benefits - On termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a lump-sum amount or annual, semi-annual, quarterly or monthly installments.

         Account Forfeitures - Forfeited non-vested amounts are used to reduce Company contributions. Forfeitures from the Plan for the year ended December 31, 2003 were $28,722. No forfeitures were used to reduce employer contributions for the year ended December 31, 2003. On a periodic basis, the Plan administrator directs that accumulated, multi-year forfeitures be used to offset employer contributions. As of December 31, 2003, the Plan had $60,837 of unused, forfeited non-vested amounts.

         Administrative - The Administrative Committee, consisting of three or more persons appointed by the Board of Directors of Rio Tinto America Inc., administers the Plan. The Administrative Committee has the sole power and responsibility to interpret and construe the provisions of the Plan and decide on any disputes, and in general, to direct the administration of the Plan.

         Expenses - Putnum manages all investments except for the Plan's Dwight Stable Value Fund and the Company pays all other costs and expenses incurred in administering the Plan. A third party investment manager manages the Plan's Dwight Stable Value Fund. The investment manager receives an investment management fee at an annual rate of 0.9% of the Dwight Stable Value Fund's fair value calculated based on the Fund's average month-end balance for each calendar quarter and paid quarterly. The investment management fees totaling $108,679 for the year ended December 31, 2003 were paid by participants of the Dwight Stable Value Fund. Transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participant.

         Plan Termination - The Board of Directors of Rio Tinto America Inc. reserves the right at any time and from time to time, and retroactively if deemed necessary or appropriate, to amend in whole or in part any or all of the provisions of the Plan, except as otherwise provided by law.

         Rio Tinto America Inc. may, at any time, terminate or amend the Plan. On termination of the Plan, each participant's account shall become fully vested and nonforfeitable and distribution of Plan assets shall be made as directed by the Administrative Committee.

                       RIO TINTO AMERICA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

3.       INVESTMENTS
         -----------

         Investments in common collective trust funds are stated at fair value based upon the market value of the underlying securities, as determined or provided by the Trustee. Collective trust funds represent investments in pooled funds. Investments are purchased and sold at the fair value of the underlying securities and receive the interest and dividend earnings of the underlying securities.

         Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

         Investments in common stock are stated at fair value based on quoted market prices.

         The  Plan  invests  in  both  group  annuity  contracts  and  synthetic investment contracts. The Plan has entered into investment contracts with various insurance companies. The Plan maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged. The contracts are included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

         The guaranteed investment contracts held by the Plan are accounted for at their contract value (representing invested principal plus accrued interest) as reported by the contract issuers. Synthetic investment contracts have crediting rates that reset quarterly based on a pre-determined crediting rate formula. This formula factors in the contract value, the market value, the yield to maturity and the underlying fixed income investments. In all cases, the contract value is determined by increasing the principal balance by accrued interest that is based on the contract value crediting rate of each contract.

         Synthetic investment contracts are comprised of both investment and contractual components. The investment component consists of securities or units of a commingled pooled fund of fixed-income securities, referred to as the underlying investments. Underlying investments may include, but are not limited to:

            o Units of collective investment trusts ("CITs"), shares of mutual funds, or actively managed accounts, which may include CITs and mutual funds which provide for contract value accounting as part of the CIT or mutual fund structure. Any CIT or mutual fund investment shall have a stated target minimum average credit rating of "AA".
            o U.S. Treasuries and other securities backed by the full faith and credit of the U.S. Government.
            o Securities rated "AAA" at time of purchase and issued by U.S. Government Sponsored Entities.
            o Other fixed income investments such as mortgage-backed securities, asset-backed securities, collateralized mortgage obligations, corporate debt obligations and structured notes, in each case rated "AAA" at the time of purchase.

                       RIO TINTO AMERICA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

3.       INVESTMENTS (continued)
         -----------------------

         The underlying investments are "wrapped" by contracts issued by third-party financial institutions. These wrap contracts provide benefit withdrawals and investment exchanges at the full contract values of the synthetic contracts (i.e., principal plus accrued interest) notwithstanding the actual market value of the underlying investments (i.e. fair value of security plus accrued interest). In this manner, wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments.

         The difference between the market value of the underlying investments and the reported value of the synthetic contract is generally the implicit value of the wrap contract. A positive value implies that the wrap contract issuer is obligated to the Fund for the indicated amount in the event of benefit withdrawals and or investment exchanges from the contract. A negative value for the wrap contract indicates that the market value of the underlying investment exceeds the contract value.

         The crediting rate of a particular synthetic contract is reset on a fixed schedule basis and is thus tied to the performance of the underlying investments.

                                                        TOTAL FAIR       WRAPPER        CONTRACT
           DESCRIPTION AND UNDERLYING INVESTMENTS         VALUE           VALUE          VALUE
         SYNTHETIC GUARANTEED CONTRACTS
         Monumental Life Insurance Company
          MDA00131TR, no set maturity date, 4.80%    $ 52,164,999    $ (2,141,906)   $ 50,023,093
         State Street Bank
          101035, no set maturity date, 4.87%          36,772,538      (1,051,704)     35,720,834
                                                     -------------   -------------   -------------

            TOTAL SYNTHETIC GUARANTEED CONTRACTS     $ 88,937,537    $ (3,193,610)   $ 85,743,927
                                                     =============   =============   =============

         At December 31, 2003, all investments were held by Putnam Investments.


         During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $52,022,890.

                                                                       2003
                                                                   ------------

         Common Collective Trust                                   $  6,768,607
         Mutual Funds                                                40,883,552
         Common Stock                                                 4,370,731
                                                                   ------------

                                                                   $ 52,022,890
                                                                   ============

                       RIO TINTO AMERICA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

3.       INVESTMENTS (continued)
         -----------------------

         The following information presents the fair value of all investments by type of investment as of December 31, 2003:

                                                                      2003
                                                                 -------------
         Money Market
              Mellon Bank - STIF Account                         $   1,144,926
                                                                 -------------
                                                                 $   1,144,926
                                                                 -------------
         Common Collective Trust
              SEI Stable Asset Fund                                 15,268,178
              Putnam S&P 500 Index Fund                             29,624,988 *
                                                                 -------------
                                                                    44,893,166
                                                                 -------------
         Mutual Fund
              Managers Special Equity Fund                           8,492,658
              Dreyfus Mid-Cap Value Fund                             9,594,037
              PIMCO Total Return Fund                               14,266,157
              MSIF Institutional International Equity Fund           4,634,342
              Dodge & Cox Stock Fund                                15,598,101
              UAM/ICM Small Company Fund                             7,053,532
              Putnam Asset Allocation: Growth Fund                   4,839,201
              Putnam Asset Allocation: Balanced Fund                 7,309,471
              Putnam Asset Allocation: Conservative Fund             4,041,344
              Putnam International Equity Fund                      20,244,427 *
              Putnam Investors Fund                                  9,073,778
              Putnam Fund for Growth and Income                     34,564,952 *
              Putnam New Opportunities Fund                         32,551,173 *
              Putnam Voyager Fund                                   32,506,709 *
                                                                 -------------
                                                                   204,769,882
                                                                 -------------
         Guaranteed Insurance Contracts
              Monumental Life Insurance Company                      3,485,759
              Pacific Mutual Insurance Company                       1,666,713
                                                                 -------------
                                                                     5,152,472
                                                                 -------------
         Synthetic Guaranteed Contracts
              Monumental Life Insurance Company                     50,023,093 *
              State Street Bank                                     35,720,834 *
                                                                 -------------
                                                                    85,743,927
                                                                 -------------
         Common Stock
              Rio Tinto plc ADRs                                    14,597,746
                                                                 -------------
         Pending Account
              Pending Account                                           79,326
                                                                 -------------
         Loan Fund
              Participant Loans                                      9,432,883
                                                                 -------------

         Total Investments                                       $ 365,814,328
                                                                 =============

              * Represents 5% or more of assets available for benefits

                       RIO TINTO AMERICA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

4.       INCOME TAX STATUS
         -----------------

         The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan is applying for a favorable tax determination letter from the Internal Revenue Service and the Plan Administrator believes that the Plan will qualify as designed.

5.       PARTIES-IN-INTEREST TRANSACTIONS
         --------------------------------

         Certain Plan investments are managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions.

         Transactions associated with Rio Tinto plc ADRs are considered party-in-interest transactions since Rio Tinto plc is the parent of the Company.

                              SUPPLEMENTAL SCHEDULE

                                                RIO TINTO AMERICA INC. SAVINGS PLAN
                                                     FORM 5500 DETAIL SCHEDULE
                     Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at December 31, 2003

(a)                (b)                                                  (c)                                   (d)          (e)

         Identity of issue, borrower,              Description of investment including maturity date,
         lessor or similar party                   rate of interest, collateral, par or maturity value      Cost(1)   Current Value
     Mellon Bank - STIF Account                    Money Market                                                       $   1,144,926
                                                                                                                      --------------
     SEI Stable Asset Fund                         Common Collective Trust                                               15,268,178
(2)  Putnam S&P 500 Index Fund                     Common Collective Trust                                               29,624,988
                                                                                                                      --------------
                                                   Total Common Collective Trusts                                        44,893,166
                                                                                                                      --------------

     Managers Special Equity Fund                  Mutual Fund                                                            8,492,658
     Dreyfus Mid-Cap Value Fund                    Mutual Fund                                                            9,594,037
     PIMCO Total Return Fund                       Mutual Fund                                                           14,266,157
     MSIF Institutional International Equity Fund  Mutual Fund                                                            4,634,342
     Dodge & Cox Stock Fund                        Mutual Fund                                                           15,598,101
     UAM/ICM Small Company Fund                    Mutual Fund                                                            7,053,532
(2)  Putnam Asset Allocation: Growth Fund          Mutual Fund                                                            4,839,201
(2)  Putnam Asset Allocation: Balanced Fund        Mutual Fund                                                            7,309,471
(2)  Putnam Asset Allocation: Conservative Fund    Mutual Fund                                                            4,041,344
(2)  Putnam International Equity Fund              Mutual Fund                                                           20,244,427
(2)  Putnam Investors Fund                         Mutual Fund                                                            9,073,778
(2)  Putnam Fund for Growth and Income             Mutual Fund                                                           34,564,952
(2)  Putnam New Opportunities Fund                 Mutual Fund                                                           32,551,173
(2)  Putnam Voyager Fund                           Mutual Fund                                                           32,506,709
                                                                                                                      --------------
                                                     Total Mutual Funds                                                 204,769,882
                                                                                                                      --------------

     Monumental Life Insurance Company             GIC, final due 06/15/05, 6.60%                                         3,485,759
     Pacific Mutual Insurance Company              GIC, due 06/15/04, 6.60%                                               1,666,713
                                                                                                                      --------------
                                                     Total Guaranteed Insurance Contracts                                 5,152,472
                                                                                                                      --------------
     Monumental Life Insurance Company             Synthetic GIC, Dwight Core Int Fund, no specified
                                                   maturity date, 4.8%                                                    1,662,795
     Monumental Life Insurance Company             Synthetic GIC, Dwight Managed Target 2, no
                                                   specified maturity date, 4.8%                                         27,608,600
     Monumental Life Insurance Company             Synthetic GIC, Dwight Managed Target 5, no
                                                   maturity date, 4.8%                                                   22,893,604
     Monumental Life Insurance Company             Wrap contract                                                         (2,141,906)
                                                                                                                      --------------
                                                                                                                        50,023,093
                                                                                                                      --------------
     State Street Bank                             Synthetic GIC, Dwight Core Int Fund, no specified
                                                   maturity date, 4.87%                                                  10,534,924
     State Street Bank                             Synthetic GIC, Dwight Managed Target 2, no
                                                   specified maturity date, 4.87%                                        19,565,038
     State Street Bank                             Synthetic GIC, Dwight Managed Target 5, no
                                                   maturity date, 4.87%                                                   6,672,576
     State Street Bank                             Wrap contract                                                         (1,051,704)
                                                                                                                      --------------
                                                                                                                         35,720,834
                                                                                                                      --------------
                                                   Total Synthetic Guaranteed Investment Contracts                       85,743,927
                                                                                                                      --------------

(2)  Rio Tinto plc ADRs                            Common Stock                                                          14,597,746
                                                                                                                      --------------

     Pending Account                               Pending Account                                                           79,326
                                                                                                                      --------------

     Participant Loans                             Loan Account                                                           9,432,883
                                                                                                                      --------------

                                                   Total Investments                                                  $ 365,814,328
                                                                                                                      =============

(1)  Cost information not required as pre Special Rule for certain participant-directed transactions
(2)  Known party-in-interest

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        RIO TINTO AMERICA INC. SAVINGS PLAN



                                        By: /s/ Steven Saperstein
                                           ----------------------------------
                                           Name:  Steven Saperstein
                                           Title: Chief HR, Communications
                                                  External Affairs Officer

Date: November 2, 2005

Exhibit        Description
-------        -----------

23.1           Consent of PricewaterhouseCoopers LLP